Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Natcore Technology, Inc.
Application for Withdrawal on Form RWfor Registration Statement on Form F-1 (File No. 333-205807)

Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Natcore Technology, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form F-1 (File No. 333-205807), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on July 23, 2015.

          The Company requests withdrawal of the Registration Statement as the Company is renegotiating the terms of its financing with the investor, Dutchess Private Equities Fund, Ltd. As a result, the Company determined that it should withdraw the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been or will be distributed, issued, or sold pursuant to the Registration Statement or the prospectus contained therein.

          Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement, including all exhibits and amendments thereto, be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

          Please forward a copy of the order consenting to the withdrawal to the undersigned via mail at Natcore Technology, Inc. 189 N. Water Street Rochester, NY 14604-1163, with copies to Marc X. LoPresti and Nadav Sapeika via email at mxl@loprestilawgroup.com and ns@loprestilawgroup.com.

Very truly yours,

/s/ A. Charles R. Provini

Charles R. Provini
President and Chief Executive Officer
Natcore Technology, Inc.
189 N. Water Street
Rochester, NY 14604-1163